OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CAKNOW Technology Inc.

3452 E Foothill Blvd.
Suite 720
Pasadena, CA 91107

https://www.caknow.com

8333 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 89,166* shares of Class B Common Stock ($106,999.20)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 8,333 shares of Class B Common Stock ($9,999.60)

Company	CAKNOW Technology Inc.
Corporate Address	3452 East Foothill Blvd. Suite 720 Pasadena, California 91107
Description of Business	CAKNOW Technology Inc. provides an app and web platform that connects customers to auto mechanics.
Type of Security Offered	Class B Common Stock (non-voting)
Purchase Price of Security Offered	$1.20
Minimum Investment Amount (per investor)	$200.40 (167 shares)

Perks*

$500 — If you invest $500, you will receive a Water Bottle.

$1,000 — If you invest $1,000, you will receive an additional 10% OFF on your first service request.

$10,000 — If you invest $10,000, you will receive a Water Bottle, additional 10% OFF on your first service request and a Free Oil Change for 2 years for one car.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

CAKNOW Technology Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Common Stock at $1.20 / share, you will receive 10 Class B Common Stock bonus shares, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

CAKNOW Technology Inc. provides an app and web platform that connects customers to auto mechanics. Customers utilize the system by inputting their vehicle repair needs, and receive up to 5-10 quotes in 20 minutes from mechanics based on their vicinity. Payments are completed through the app for quick and easy service. Revenues are generated through commissions built into the payment processing. The app is free to use for customers.

CAKNOW is a startup, but has run successful tests of its system as proof of concept. The current geographic focus is on the Burbank, Glendale, and Pasadena areas, with plans to expand to the entire Los Angeles metro area by the April 2018.

Created in 2016, CAKNOW has already raised $1 million through venture capital to build the initial product. New product features are already being implemented and will be rolled out over the coming months. A new on-board diagnostics feature will track driver behavior and provide auto insurance quotes. This service will also alert CAKNOW to potential diagnostic issues so that CAKNOW customer support can alert the customer and arrange a service quote quickly. Auto mechanics will be provided smart watches that alert them to new quote requests, so that they can respond quicker. Future revenue streams include roadside assistance and auto repair loans.

Customers, Supply Chain, and Sales

CAKNOW's customers include both end-users with auto repair needs, and the mechanics who will do those repairs. There are revenue streams for both. CAKNOW makes a commission on sales that connect the mechanic to the customer, and on auto parts sold to the mechanics to do the repairs.

CAKNOW's supply chain begins with its network of mechanics. Currently it has working relationships with 30 mechanics in the Burbank, Glendale, and Pasadena areas and is meeting with new shops every day. Since a recent relaunch of the app, the company has matched nearly 1,000 customers to mechanics in their area. Some of these connects included orders for auto parts. The company has imported five containers of auto parts for sale to the mechanics. All parts have been sold, with payment terms extending from 50-90 days.

The company continues to grow its end-user base, while working to recruit new mechanics in new areas. The company's software is developed in-house, with some aspects outsourced to software development teams in the United States and globally.

Competition

Competition in the $63 billion auto repair industry is fierce. However, CAKNOW's direct competition only comes from a few sources. An app called Your Mechanic connects users with auto mechanics, but focuses on sending a mechanic to the vehicle, rather than a quote system, and is only based out of San Francisco. A service called RepairPal generates estimates, but does not have an app. Finally, an app called OpenBay provides a similar service to CAKNOW, but is limited to just the East Coast and operations are focused on call centers. This provides a significant market gap for an app service focusing on the West Coast which CAKNOW aims to fill.

Liabilities and Litigation

CAKNOW is not currently involved in, or anticipating, any litigation or related liabilities.

The team

Officers and directors

Vance Xiang	CEO, Founder, & Director
Milad Bidgoli	CMO
Jack Huang	CIO & Product Manager
Chris Yao	CTO
Mengqiao Yang	Board of Director
Qiaoer Liu	Board of Director

Vance Xiang
Vance Xiang is a senior expert with 20 years experiences in auto service and marketing strategy. From 1996 to 2016, He worked as chairman and CEO for NBXB Automotive

Group & Top town international INC. Both companies are based in China and USA and they are cooperated with China National Automobile Corporation for auto part imports and exports. NBXB is specialized in car modification, auto part accessories and vehicle international trade. He has been with CAKNOW since first day (2015 to now)

Milad Bidgoli
Marketing professional with 10+ years experience in implementing social media and marketing initiatives that increase product demands and customer acquisition. He has worked as Brand Manager and Marketing Manager for Dairy Manufacturer from 2010 to 2017. He developed and implemented media planning, buying, and innovation strategies for $1Million annually. He worked as Marketing Consultant in Fashion, Restaurant and Mobile Gaming Industry for start up companies.. He Generated leads, web traffic and social media engagement through SEO/SEM planning and execution, database marketing, and social media/advertising campaign management for beauty services, fashion blogs and Mobile games. He joined CAKNOW dream team on February 2017 until present

Jack Huang
He has been Co-founder of Smile Media Corp. and Golebar from 2010 to 2012. Jack was a design Leader in Uni-digital Tech & Innovation Information from 2012 to 2013, and Jack has over 6 year management and design experience in 4 startup companies. He joined CAKNOW from 2015 until Present and he is responsible for UI Design and Product Management. He has been with CAKNOW since first day until present.

Chris Yao
Chris Yao, was CTO/Software architect of Sunshire Shuttle from 2016 to 2017. He led growth from zero to 1.2 million active users, and 1.4k orders per day. He was responsible for design and develop the entire Shuttle system back end and iOS App. He developed an open source location tracking algorithm which had been used in more than one thousand projects. He graduated in Software Engineering on 2015. He joined CAKNOW on September 2017 until present

Mengqiao Yang
She graduated in Finance from Zhejiang University on 2013. She has worked for Guosen Securities institution department for last four years. She has been engaged in different crowdfunding project as senior manager in Bojiang Investment Group. She has coordinated different investment projects especially cross-border trade structure and VIE. She joined CAKNOW from January 2016 until Present until present.

Qiaoer Liu
She graduated from Ningbo business college. She has worked in China Telecom for last 5 years as Business Manager. She was former International Development Manager of Zhejiang Company in automobile industry association from 2009 to 2014. She is Customer Relations Manager in CAKNOW. She has strong interpersonal skills and an ability to build rapport with customers. She joined CAKNOW from January 2016 until present.

Number of Employees: 10

Related party transactions

Another entity owned by the founder of CAKNOW Technology, Inc. paid startup and operating costs totaling $82,500 on behalf of the Company. This amount was repaid in full to the related entity and has been included in general and administrative expenses in the 2016 financial statements.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is an early stage startup.** If you are investing in this company, it's because you think Caknow is a good idea, that we will be able to secure the intellectual property rights to the brand, that we will be able to successfully market and continue to grow our users, and that we can price it right and sell it to enough people so that the company will succeed.
- **We have a limited operating history and have generated limited revenues.** Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment. Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think it’s a better option than the competition, or Caknow has priced the services at a level that allows the company to make a profit and still attract business.
- **Our product could fail to achieve the sales traction that we expect.** Our growth projections are based on an assumption that we will be able to successfully launch future products and that we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established social networks who currently have products on the markets or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. In a rapidly fragmenting online marketplace ecosystem other start ups could be created and inhibit our ability to grow in the future. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be

preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **The cost of marketing Caknow to both mechanics and customers could become a barrier to building a significant profit margin.** This is a risk because we are marketing to two groups and this creates an increased marketing expense.
- **Product Improvements.** In order to compete, we will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.
- **We rely on third-party providers.** The Company relies on third-party service providers to operate. We rely on Google Maps, the NHTSA, and Stripe for payment processing. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the Caknow service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third party providers will be unable to meet our needs.
- **We will need to raise additional funds in the future.** Any funding received by the Company from this offering will immediately be available to and used by us to meet current and ongoing capital needs. The Company estimates that $1,000,000 would be sufficient to fund its business plan for at least the next year. However, the release of funds to the Company is solely conditioned upon receipt of the minimum amount of $100,000. Depending on our ability to generate sustainable revenue, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results. Furthermore, if we issue additional common stock, you will experience dilution. The Company may issue additional units with rights senior to those of the Class B Common Stock offered in this campaign. If we need to raise funds and cannot do so on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.
- **We have substantial discretion as to how to use the proceeds from this offering.** Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any.
- **Control By Management.** The Company's CEO holds a majority of our outstanding voting common stock. Investors, as non-voting shareholders, will not be able to control the management of the Company. As a result, the CEO will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors, authorization of new shares (and thus dilution of existing shares), and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring or having control over us.
- **We depend on certain key personnel.** Our future success depends on the efforts of key personnel and consultants, especially our founder, Vance Xiang. The loss of services of any key personnel may have an adverse effect on us. There can be

no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

- **No company is immune from lawsuits.** Although Caknow does have General Liability insurance, it is conceivable that an event could occur in the future where Caknow must face high legal costs.
- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We currently have registered the trademark rights to the word "Caknow." In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Vance Xiang, 68.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 8,300,000

The Company is authorized to issue up to 18,300,000 shares of Class A Common Stock. There are a total of 8,300,000 shares currently outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, subject to any preferences that may be granted to outstanding preferred stock, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Voting Rights

Holders of our Class A Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Series AA Preferred Stock: 1,700,000

The Company is authorized to issue up to 2,500,000 shares of Series AA Preferred Stock. There are a total of 1,700,000 shares currently outstanding.

Dividend Rights

Holders of our preferred stock are entitled to receive dividends as may be declared from time to time by the board of directors out of legally available funds. The dividend rate is 6% and is payable in preference and priority to any declaration of payment to the common stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. The holders of our preferred stock have no preemptive, subscription, redemption or conversion rights.

Voting Rights

Holders of our Series AA Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, based on the number of whole shares of common stock into which the preferred stock are convertible. Series AA Preferred Stock are convertible into common stock on a 1-to-1 basis. Series AA Preferred Stock holders are entitled to elect one director.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of the preferred stock will be entitled to be paid out of the assets available for distribution before any payment is made to common stock, in an amount per share equal to their original issue price, plus any dividends declared but unpaid. The Company's remaining assets will be paid out to the holders of preferred and common stock on a pro rata basis, as if there had been conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock with greater preference.

- Class B Common Stock: 0

The Company is authorized to issue up to 1,000,000 shares of Class B Common Stock. There are currently no Class B shares currently outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, subject to any preferences that may be granted to outstanding preferred stock, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

Voting Rights

Holders of our Class B Common Stock do not have voting rights.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class B Common Stock, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We did not generate any revenue and incurred a net loss of $572,677 in 2016, our first year of operation. The net loss was due primarily to general and administrative expenses, sales and marketing expenses, and research and development expenses. Our 2016 results consisted primarily of product development and business start-up activities. Losses are expected until such time the Company completes its mobile application development and builds its network of automotive repair and maintenance shops that transact business with customers in the application.

Financial Milestones

In May 2017, the Company raised $220,000 through the issuance of preferred stock. Additionally, in August 2017, the Company completed and launched its mobile application and has begun to establish its user base and network of automotive repair shops. Funds raised through this Regulation Crowdfunding offering will be used to increase user acquisition and grow the Company's network of automotive repair shops.

By December 2018, we expect to grow our user base to 100,000 users, our automotive repair shop network to 10,000 partners, and our service coverage to 5 states. As a result, we expect to generate positive net income by December 2018.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. In 2016, the Company raised approximately $800,000 through the issuance of preferred stock. In May 2017, the Company raised an additional $220,000 through the issuance of preferred stock. These funds have been sufficient to continue business operations to-date and into the near future. The Company is seeking to raise additional funds through this Regulation Crowdfunding offering to further extend its business operations, specifically to fund a marketing campaign to increase user acquisition and grow the Company's network of automotive repair shops. Additionally, the Company will continue to seek financing from other sources.

Indebtedness

The Company does not have any outstanding indebtedness.

Recent offerings of securities

- 2016-03-30, 506(b), 1700000 Series AA Preferred Stock. Use of proceeds: General corporate and working capital needs.

Valuation

$12,000,000.00

We have not undertaken any formal efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. This valuation was based on previous investments, the company's current brand and business model, and the existing user-base and revenues coupled with projections.

USE OF PROCEEDS

	Minimum Offering Amount Sold*	**Maximum Offering Amount Sold***
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420

Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Marketing and Business Expansion	$9,400	$50,290
Product Development	$0	$50,290
Total Use of Net Proceeds	$9,400	$100,580

**Totals are estimates, actual amounts subject to change for avoidance of fractional shares*

We plan to use the proceeds from this raise for marketing and business expansion, which includes offline events and online digital marketing campaigns to acquire users and automotive repair shop partners, as well as expanding our service to other cities. We also plan to use the proceeds for product development, which includes adding new features and functions to the application and developing our auto parts delivery service.

Irregular Use of Proceeds

The Company does not expect to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.caknow.com in the section labelled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CAKNOW Technology Inc.

[See attached]

I, Vance Xiang, the Chief Executive Officer & Founder of CAKNOW Technology, Inc., hereby certify that the financial statements of CAKNOW Technology, Inc. and notes thereto for the period ending December 31, 2016included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CAKNOW Technology, Inc. has not yet filed its federal tax return for 2016.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7th of September 2017.

_______________________ (Signature)

Chief Executive Officer & Founder

September 7, 2017

CAKNOW TECHNOLOGY INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2016

CAKNOW Technology Inc.
Index to Financial Statements

CAKNOW TECHNOLOGY INC.
BALANCE SHEET

		December 31, 2016
ASSETS		
Current Assets		
Cash	$	226,656
Total Current Assets		226,656
Fixed assets, net		2,145
Total Assets	$	228,801
LIABILITIES & STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accrued liabilities	$	800
Total Current Liabilities		800
Commitments and Contingencies (Note 5)		
Stockholders' Deficit		
Preferred stock: 2,500,000 shares authorized; $0.0001 par value; 1,333,330 shares issued and outstanding		133
Common stock: 18,300,000 shares authorized; $0.0001 par value; 6,800,000 shares issued and outstanding		680
Additional paid-in capital		799,865
Accumulated deficit		(572,677)
Total Stockholders' Deficit		228,001
Total Liabilities & Stockholders' Deficit	$	228,801

See accompanying notes to the financial statements.

CAKNOW TECHNOLOGY INC.
STATEMENT OF OPERATIONS

		For the Year Ended December 31, 2016
Operating Expenses		
Sales and marketing	$	116,281
General and administrative		436,502
Research and development		19,094
Total Operating Expenses		571,877
Operating Loss		(571,877)
Loss Before Income Taxes		(571,877)
Provision for income taxes		800
Net Loss	$	(572,677)
Net Loss per Common Share-Basic and Diluted	$	(0.08)
Weighted Average Common Shares Outstanding-Basic and Diluted		6,800,000

See accompanying notes to the financial statements.

CAKNOW TECHNOLOGY INC.
STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2016
Cash Flow From Operating Activities:		
Net loss	$	(572,677)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Depreciation		65
Changes in operating assets and liabilities:		
Accrued liabilities		800
Net cash used in operating activities		(571,812)
Cash Flow From Investing Activities:		
Purchase of fixed assets		(2,210)
Net cash used in investing activities		(2,210)
Cash Flow From Financing Activities:		
Common stock issued for cash		680
Preferred stock issued for cash		799,998
Net cash provided by financing activities		800,678
Increase in cash and cash equivalents		226,656
Cash and equivalents, beginning of period		-
Cash and equivalents, end of period	$	226,656

See accompanying notes to the financial statements.

CAKNOW TECHNOLOGY INC.
STATEMENT OF STOCKHOLDERS' DEFICIT

	Preferred Stock				Common Stock									
	Shares		Amount		Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balance at February 4, 2016	-	$	-		-	$	-	$	-	$	-	$	-
Common stock issued for cash					6,800,000		680						680
Preferred stock issued for cash	1,333,330		133						799,865				799,998
Net loss											(572,677)		(572,677)
Balance at December 31, 2016	1,333,330	$	133		6,800,000	$	680	$	799,865	$	(572,677)	$	228,001

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

CAKNOW Technology Inc. was incorporated on February 4, 2016 in the State of Delaware. The financial statements of CAKNOW Technology Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Pasadena, California.

The Company has developed a mobile application that allows customers to choose automotive repair and maintenance services on a real-time quoting basis. The mobile application allows users to receive real-time quotes, check reviews, book appointments, and pay for services. It also stores vehicle information and service history, alerts customers of future services needed, and provides roadside assistance on demand. The Company also offers a fully stocked, online automotive parts store to address the day-to-day inventory and supply needs of the typical automotive repair shop.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over an estimated useful life of seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Revenue Recognition
The Company will recognize revenue from automotive repair and maintenance shops when customers transact business with such shops in the application. Additionally, the Company will recognize revenue when products are purchased from its online automotive parts store. Revenue is recognized when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended December 31, 2016, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issues Accounting Standard Updates ("ASUs") to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue-generating activities. It has incurred losses from operations and had an accumulated deficit of $572,677 as of December 31, 2016. Losses are expected to continue until such time the Company completes its mobile application development and builds a network of automotive repair and maintenance shops that transact business with customers in the application. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through a Regulation Crowdfunding offering and the commencement of revenue-generating activities.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

In August 2017, the Company completed and launched its mobile application. It continues to improve the application's functionality and features. Funds raised through the Regulation Crowdfunding offering will be used for a marketing campaign to increase user acquisition and grow the Company's network of automotive repair shops.

NOTE 4 – FIXED ASSETS

Fixed assets are comprised of the following:

		December 31, 2016
Furniture and Equipment	$	2,210
Less accumulated depreciation		(65)
	$	2,145

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

Leases
The Company leases an automobile and an office in Pasadena, California. The following table shows the future annual minimum obligations under lease commitments in effect at December 31, 2016:

2017	$	54,412
2018		7,144
2019		2,381
	$	63,937

NOTE 6 – STOCKHOLDERS' DEFICIT

Common Stock
The Company is authorized to issue 18,300,000 shares of Class A common stock with a $0.0001 par value. Upon inception, the Company issued 6,800,000 shares of common stock to its founder for $680. The Company also issued 1,500,000 shares as an options pool to recruit future talent.

The Company has also authorized 1,000,000 shares of Class B common stock. Class B common stock has the same rights as Class, but no voting rights.

Preferred Stock
The Company is authorized to issue 2,500,000 shares of preferred stock with a $0.0001 par value, also known as Series AA Preferred Stock. The Company's preferred stock is convertible, at the option of the holder at any time, into common stock at a rate of one (1) share of preferred stock to one (1) share of common stock. The conversion ratio may be adjusted in the future for the issuance of additional shares of common stock, stock splits and combinations, certain dividends and distributions, or merger or reorganization of the Company.

On March 30, 2016, the Company issued 1,700,000 shares of preferred stock to an investor for $1,020,000 over three closings. The initial closing was in April 2016, at which time the Company issued 666,665 shares of preferred stock for $399,999. The second closing was in September 2016, at which time the Company issued an additional 666,665 shares of preferred stock for $399,999. The third closing had not yet occurred as of December 31, 2016.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the period ended December 31, 2016:

	December 31, 2016
Current tax provision	
Federal	$ -
State	800
Total current tax provision	800
Deferred tax (benefit) provision	
Federal	(194,710)
State	(50,625)
Valuation allowance	245,335
Total deferred tax (benefit) provision	-
Total provision for income taxes	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate consist of the federal and state tax benefit at a combined statutory rate of 43% and a change in the valuation allowance of $245,335.

The components of the Company's deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2016:

	December 31, 2016
Deferred tax asset attributable to:	
Net operating loss carryover	$ 245,335
Valuation allowance	(245,335)
Net deferred tax asset	$ -

Through December 31, 2016, the Company had available $245,335 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2036, or 20 years, for federal and state income tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all period starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 8 – RELATED PARTY TRANSACTIONS

Another entity owned by the founder of CAKNOW Technology, Inc. paid startup and operating costs totaling $82,500 on behalf of the Company. This amount was repaid in full to the related entity prior to December 31, 2016 and has been included in general and administrative expenses.

NOTE 9 – SUBSEQUENT EVENTS

In May 2017, the Company issued 366,670 shares of preferred stock for $220,002 in connection with the third closing per the Company's executed Series AA Preferred Stock Purchase Agreement with an investor. Refer to Note 6 – Stockholders' Deficit for additional information.

In August 2017, the Company amended its Articles of Incorporation to authorize the issuance of Class B Common Stock. Refer to Note 6 – Stockholders' Deficit for additional information.

Also in August 2017, the Company completed and launched its mobile application.

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 7, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

CAKNOW is pending **StartEngine Approval.**


PLAY VIDEO
Map

0
Investors

$0.00
Raised of $10K - $107K goal

CAKNOW

CAKNOW

Service App for Fast & Easy Car Repairs

Small OPO | Pasadena, CA | Consumer Internet | Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share









Hassle-Free Auto Repairs at the Tap of an App

Invest in **CAKNOW**

At **CAKNOW**, we want to make car repairs as quick and easy as shopping online. No need to waste time searching for the right local mechanic, no need to fear getting overcharged, and no need to wait around for your car parts to come in--**CAKNOW is an app built to ease the stress of fixing cars by reimagining the business of getting them fixed.**

CAKNOW is a free, real-time, auto service bidding app designed for all car owners. With just a tap on your mobile device, **CAKNOW** instantly connects you with a list of local auto specialists who bid for your business. You then select the service, availability, and price that's best for you!

CAKNOW also provides participating auto shops access to an online stock of same-day delivery auto parts to cut down on repair times. Once your car has been fixed, payment is then finalized through the app in the same way you would when using Lyft or Uber.

We created **CAKNOW** because we value our time, and so do our investors. In 2016, we raised $1.02 million in angel funding to develop the app, and to conduct market research. As of now, **CAKNOW** has over 2,500 pre-registered mechanics in the cities of Burbank, Glendale and Pasadena. In September of last year, we launched our Beta version, and are now ready to take the next steps to complete the app, enhance our marketing, and expand our reach.

CAKNOW's convenience and speed is where the power of our product lies, but we also know there are additional benefits to our app. The bidding process doesn't let auto shops see, hear or trace potential customers, making any fear of pricing biases disappear. Our app also provides diagnostic tools and online communities/forums to help car owners learn more about their cars and the real cost of items and services. By empowering drivers and supporting independent auto shops, together we can revolutionize(renew or advance) the auto industry itself.

Investment
$1.20/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $12.1M.

Perks*
$500 — If you invest $500, you will receive a Water Bottle.
$1,000 — If you invest $1,000, you will receive an additional 10% OFF on your first service request.
$10,000 — If you invest $10,000, you will receive a Water Bottle, additional 10% OFF on your first service request and a Free Oil Change for 2 years for one car.
**All perks occur after the offering is completed.*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

CAKNOW aims to offer fast, trouble-free car services and auto parts delivery through one game-changing app

Our Driving Force


Travel Safe on the Road
with CAKNOW

The concept for CAKNOW came from our founder and CEO, Vance Xiang, a 20-year veteran of the auto service industry. Vance had grown frustrated with the process of locating reliable and affordable automotive repair shops. To make a change, he knew **a new system for conducting auto service business was necessary to bring some much needed trust between auto shops and customers.**

In 2016, Vance formed a team of start-up and software design experts to create CAKNOW, the first of its kind mobile and website application that connects automotive service shops and customers on a real-time estimating basis. He **raised $1.02 million in angel funding to develop the app, and to conduct market research on users and auto shops**. Since then, we launched a Beta version of the app, and have pre-registered over 2,000 mechanics in the cities of Burbank, Glendale, and Pasadena.

The CAKNOW Solution



CAKNOW is positioning itself to be the **#1 app drivers use to discover local, reliable auto specialists at the price that's right for them**. With the app, users can look up instant estimates, check/write ratings/reviews, book appointments, communicate with shop providers, and even pay for services!

We also want to be **THE app auto shops use to find and retain customers**. With **free advertising**, and an **online auto parts store with same day delivery** to help speed repairs, CAKNOW is aiming to improve auto shop services so they can improve their business.


Real Time Quotes
Certified Business
CERTIFIED
Consumer
Easy Operation
Reduce 75% of Repair Service Waiting

What CAKNOW Does For Consumers

- **Real Time Quotes:** Instantly receive quotes on your mobile device from competing auto mechanics in your area, so you know what services can and should cost.
- **Certified Business:** All auto shops that register with CAKNOW must be certified, so you know you're getting high-quality care for your vehicle.
- **Easy Operation:** No need to bother looking for a phone number or be left waiting for a call, just tap open the CAKNOW app and begin your search.
- **Reduce 75% of Repair Service Waiting:** All CAKNOW connected shops have access to our online auto parts store. Our parts are available and ready to be delivered the same day they are ordered, so you don't have to wait.
- **Car Diagnostics & Forums:** Get to know your car model's known problems and fixes before going to a shop. With CAKNOW's diagnostics tool, you can enter your car trouble and learn what might be causing it. You can also connect with other users through our community forums dedicated to every car, make and model.

What CAKNOW Does For Businesses

- **Free advertising:** Unlike Yelp, you won't have to pay extra to get better placement. All CAKNOW registered businesses get equal opportunity and exposure with our database of users.
- **Flexible Arrangement:** Use our service for clients when you want. You get to choose what jobs to bid on and you get to offer the availability you have according to YOUR schedule.
- **Working Efficiency & Customer Satisfaction:** With less time on the phone with potential customers that don't always come through, you can finish the jobs you have at hand while knowing more work is on the way. We also provide an online auto shop with same day delivery so you can complete auto services in a fraction of the time.
- **Easy Operation:** We take care of everything (but the fixing) from beginning to end. Notifications come to your phone or iPad for available jobs in your area as they happen. With just a touch of your screen you can name your price and your availability. If selected, users pay for their service through our app, so you can be sure you will be paid with no hassles.
- **Reduce Auto Parts Purchasing & Shipping Cost:** CAKNOW service providers receive discounts on auto parts and shipping.


Business
Flexible Arrangement
Working Efficiency & Customer Satisfaction
Easy Operation
Reduce Auto Parts Purchasing & Shipping Cost

How it Works in 4 Easy Steps


How can we help you?
Choose Service From Catalog
COMMON SERVICES
Map
Appointment & Payment
APPOINTMENT
PAYMENT METHOD
Start Service
South Cal Auto Repair
CONFIRMATION
PAY

1. Submit a Request

Download our app, add the vehicle that you want serviced, then pick and submit the service you need through the app.

2. Compare & Accept a Quote

Filter shops by location and quotes. Check shop reviews and select the quote that fits your scheduling and budget needs.

3. Make an Appointment

Once you select a shop, schedule your appointment. CAKNOW works hard to find a time that works for you.

4. Pay

If you are satisfied with your service, simply complete payment using the credit card entered at the start of signing in.

Blind Bidding = Unbiased Pricing

Many women and drivers with no automobile knowledge are afraid of being overcharged by mechanics due to personal biases. In 2013, researchers at Northwestern University found that women are often charged more for auto repairs, unless they make it clear in advance that they know what the going rate for a repair is. Because CAKNOW's bidding process does not reveal user sex or name, and it automatically provides bids from competing shops, you can be sure that the quote you get is the same as anyone else would receive.

Game-Changing Service for Independent Auto Shops


Game-Changing Service for
Independent Auto Shops.
CAKNOW
Service Request
MacBook

It's difficult for independent auto repair shops to grow their businesses and compete with nationwide chains.

- Smaller shops have less, if any, money for advertising to acquire new customers.
- Shop owners and mechanics use up a lot of time speaking with potential customers who decide not to use their services.
- Ordering needed parts to complete jobs can be expensive and extend the time needed to complete jobs due to slow shipping.
- It requires paying for a whole other person or department to stay on top of the business of finding new customers.

CAKNOW will give these smaller businesses the boost they need through:

- Equal opportunity and exposure to CAKNOW's database of users at no cost.
- Instant notification of new service requests in their area from committed users who have already entered their credit card information (like Priceline).
- Service professionals are in complete control of which jobs they take on.
- Access to online auto parts with unmatched same-day delivery.



Free & Equal Opportunity & Exposure



Instant Bid Notifications



Secure Payment System



Online Auto Parts with Fast Delivery

Why Choose Us?



Only CAKNOW Provides Instant Quotes

Other companies know the value in creating a system to connect drivers with mechanics, but **only ours provides an app** with the ability to give **instant quotes** from competing shops.

- RepairPal is limited to the East Coast and **has no app**.
- Your Mechanic is a web based provider of remote auto repair services, but **has no app**.
- OpenBay is an online marketplace with an app, but **uses a call center instead of its app** to finalize the process; wasting time for users as they wait to get a call to complete their booking.

The Automotive Industry & Aftermarket Opportunities

The global automotive aftermarket industry is expected to reach $722.8 billion by 2020. (http://www.righttimemarketer.com/2017/05/25/look-trends-statistics-automotive-aftermarket-industry-2017/) Today's consumers are keeping their vehicles longer and are more aware of the importance of preventive maintenance and scheduled servicing to maximize the lifetime value of their vehicles. This rising demand for aftermarket parts and services is spurring new growth and revenue opportunities for a wide range of businesses operating in the automotive aftermarket industry.


Market Size
CAKNOW


Greater Los Angeles Area Market
More than 14,653 repair businesses
CAKNOW faces a market of $ 3.36 billion per year(Currently more than 2,000 suppliers and providers have signed up with us)
California Regional Market
More than 34,000 repair shops
CAKNOW faces a market of $ 7.86 billion each year
US Regional Market
More than 452,081 repair businesses.
CAKNOW targets this $ 97 billion market
Global Market
Large market size and capacity
$97
Billion
$7.8
Billion
$3.36
Billion
According to IBIS World's "Auto Mechanics in the US" market research report

Auto Maintenance is an Ongoing Business

The automotive industry is an enormous, diverse set of manufacturing and service businesses that bring cars and trucks to market, keep them in working order, paint, clean, fix, and even trash them when it's time. While there are many business opportunities at the auto dealership level, it's generally **after cars are sold that ongoing and diverse revenue streams come into play** (automotive aftermarket): maintenance and general repair, specialty shops performing transmission work, repeatable oil change service, collision and more. **With more than one car for every American over 16 years of age, service stations and parts retailers stand to benefit greatly**.(**http://www.v12data.com/blog/a-look-at-trends-and-statistics-in-the-automotive-aftermarket-industry-2017/**)

Older Cars Require Regular Maintenance


Older car owners are twice as likely to expect to spend more than $1,000
Expected 2015 Maintenance and Repair Spending
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
$1000+
$500-999
All Respondents
0-3 years
11+ years
Source: The NPD Group/Consumer Outlook Survey

New Cars Require Service to Stay Like New


Newer car owners are more likely to buy appearance products…
0 to 3 year Old Vehicle Purchase Index
106
140
129
111
Glass Cleaners
Tire Dressing
Tire Foam
Wax/Polish
Source: The NPD Group/Car Care Track

Our Free App Pays


Revenue Model
CAKNOW
Financial Services
Auto Parts Supply
10% Commission on Sales
Business Advertising
AD
More Functions Coming Soon…

Our revenue will not come from the CAKNOW app itself, but instead from the services it provides.

1. **Every transaction will be charged a 10% commission rate**, which is included in the price and paid by the user.
2. **Business advertising** for complimentary auto services will be offered at various rates.
3. Our **online auto parts and delivery feature** will function as any other online shop, with revenue made through product & service pricing.
4. In the future we see CAKNOW providing financial services for repairs as well as becoming an auto insurance provider.

Our Future


CAKNOW
Brings Automotive Service to the Future.

CAKNOW has begun serving the Los Angeles/Orange County markets with outstanding sales and service. We will grow into all cities in California, then gradually attain national market penetration. As our reach extends, we also want to extend our services to include partnerships with independent auto shops, provide financial services, partner with customer review sites like Yelp to give our users more feedback on businesses, and provide auto insurance with rates that reflect your CAKNOW logged maintenance habits.

THANK YOU

Automotive Service At Your Fingertips.


Angel Fund
April 2016
August 2016
Consumer & Service Shop Marketing Research
Product Development
December 2016
April 2017
Auto Parts Sales
New Version Release
August 2017
January 2018
Customer Acquisition in Pasadena
(ANTICIPATED)
LA Market Expansion
(ANTICIPATED)
April 2018
August 2018
100,000 Users!
(ANTICIPATED)
East Coast Expansion
(ANTICIPATED)
December 2018

In the Press

SHOW MORE

Meet the Founder



Vance Xiang

CEO, Founder, & Director

Vance Xiang is a senior expert with 20 years experiences in auto service and marketing strategy. From 1996 to 2016, He worked as chairman and CEO for NBXB Automotive Group & Top town international INC. Both companies are based in China and USA and they are cooperated with China National Automobile Corporation for auto part imports and exports. NBXB is specialized in car modification, auto part accessories and vehicle international trade. He has been with CAKNOW since first day (2015 to now)

And the Rest of the Team



Milad Bidgoli
CMO



Jack Huang
CIO & Product Manager



Chris Yao
CTO



Mengqiao Yang
Board of Director



Qiaoer Liu
Board of Director

She graduated from Ningbo business college. She has worked in China Telecom for last 5 years as Business Manager. She was former International Development Manager of Zhejiang Company in automobile industry association from 2009 to 2014. She is Customer Relations Manager in CAKNOW. She has strong interpersonal skills and an ability to build rapport with customers. She joined CAKNOW from January 2016 until present.

Offering Summary

Maximum 89,166* shares of Class B Common Stock ($106,999.20)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 8,333 shares of Class B Common Stock ($9,999.60)

Company	CAKNOW Technology Inc.
Corporate Address	3452 East Foothill Blvd. Suite 720 Pasadena, California 91107
Description of Business	CAKNOW Technology Inc. provides an app and web platform that connects customers to auto mechanics.
Type of Security Offered	Class B Common Stock (non-voting)
Purchase Price of Security Offered	$1.20

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Did you know that over the last ten years the average age of cars in the U.S. has increased by 17 percent! That means more and more consumers are sticking with their old vehicles but that also means more repairs and preventative maintenance is needed. Which begs the questions, which auto repair shop is the best fit for your vehicles' needs? Introducing CAKNOW, a free and easy-to-use mobile app that makes finding the right auto repair shop snap. CAKNOW brings automotive repair to your fingertips. Users are able to receive real-time estimates, check reviews, book appointments and even pay for services right through the CAKNOW app. On the other hand, our partner mechanic shops have free access to CRM system, advertising on our platform and the ability to increase their revenues by signing up in CAKNOW.com. CAKNOW also offers a fully stock online auto parts delivery system easing the day-to-day problems in the typical repair shop. CAKNOW has been paving the way for vehicle for vehicle owners to easily find affordable services. We are currently live in Los Angeles with more cities coming online soon. Try CAKNOW today, and make finding your next auto repair shop fast, easy and enjoyable.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of CAKNOW Technology Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, the first two paragraphs, and section A reads as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,300,000 shares of Class A Common Stock, $0.0001 par value per share ("Class A Common Stock"), (ii) 1,000,000 shares of Class B Common Stock, $0.0001 par value per share ("Class B Common Stock"), and (iii) 2,500,000 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock"). Class A and Class B Common Stock will collectively be referred to as "Common Stock."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK
   1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.
   2. Voting.
      a. Class A Common Stock – The holders of the Class A Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.
      b. Class B Common Stock
         i. Same Rights as Class A. Except with respect to voting rights and as otherwise specifically provided in these Articles of Incorporation, Class B non-voting common stock have the

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:09 AM 09/01/2017
FILED 11:09 AM 09/01/2017
SR 20175989892 - File Number 5955428

same preferences, limitations, and relative rights as, and are identical in all respects to, the Class A common stock.

ii. No Voting Rights. Except as required by Delaware law or these Articles of Incorporation, Class B non-voting common stock do not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation.

RESOLVED FURTHER, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, section B(4) reads as follows:

4. Optional Conversion.

The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be equal to the Original Issue Price (i.e., a 1-to-1 initial conversion ratio). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall he retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may he necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid for such consideration as is determined by the Board of Directors.

RESOLVED FURTHER, that all other sections of Article "FOURTH" remain the same.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated: August 23, 2017

Vance Xiang
CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CAKNOW TECHNOLOGY INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2016, AT 11:02 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

5955428 8100
SR# 20161962535

Authentication: 202088793
Date: 04-04-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 03/30/2016
FILED 11:02 AM 03/30/2016
SR 20161962535 - File Number 5955428

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CAKNOW TECHNOLOGY INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

CAKNOW Technology Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is CAKNOW Technology Inc.. This corporation was originally incorporated pursuant to the General Corporation Law on February 4, 2016.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is CAKNOW Technology Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1679 S. Dupont Hwy., STE100, in the City of Dover, County of Kent, Zip Code 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,300,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 2,500,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law.

B. PREFERRED STOCK

All of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series AA Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

1.1 In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate (as defined below) specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a *pro rata*, *pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock. The "**Dividend Rate**" shall mean an annual dividend rate of 6% of the Original Issue Price (as defined below) per share (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

1.2 After the payment or setting aside for payment of the dividends described in Section 1.1, any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective conversion rate as calculated pursuant to Subsection 4.1.1.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $0.600 per share with respect to Series AA Preferred Stock (the "**Series AA Original Issue Price**"), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "**Liquidation Amount**".

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least two-thirds (2/3rds) of the outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the exclusive license, in a single transaction or series of related transaction, by the Corporation or any subsidiary of the Corporation of all or substantially all the intellectual property of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the intellectual properties of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such exclusive license is to a wholly owned subsidiary of the Corporation.

(c) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to a wholly owned subsidiary of the Corporation.

(d) the sale of a majority voting interest in the Corporation in one transaction or a series of related transactions.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least two-thirds (2/3rds) of the then outstanding shares of Series AA Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such

Deemed Liquidation Event, to redeem all outstanding shares of Series AA Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series AA Preferred Stock, the Corporation shall ratably redeem each holder's shares of Series AA Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the affirmative vote or consent of the Series AA Director (as defined below), *except that* any publicly-traded securities to be distributed upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the closing of such transaction; or

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the closing of such transaction.

For the purposes of this Subsection 2.3.3, "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series AA Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series AA Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series AA Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series AA Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series AA Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3 Series AA Preferred Stock Protective Provisions. At any time when any share of Series AA Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series AA Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series AA Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 alter or change the powers, privileges, preferences or rights of, or the restrictions that provide for the benefit of, the Series AA Preferred Stock, or amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, privileges, preferences or rights of the Series AA Preferred Stock;

3.3.2 create or issue, or authorize the creation or issuance of, any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.3 increase or decrease the authorized number of shares of Series AA Preferred Stock or increase or decrease the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series AA Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 reclassify, alter or amend any existing security of the Corporation;

3.3.5 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger, consolidation, reorganization or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.6 increase or decrease the size of the Board of Directors, or change the manner in which the directors are appointed;

3.3.7 declare or pay any dividend with respect to the Preferred Stock or Common Stock of the Corporation;

3.3.8 purchase, redeem, retire or acquire (or permit any subsidiary to purchase, redeem, retire or acquire) or pay or declare any dividend or make any distribution on, any shares of securities of the Corporation other than (i) redemptions of or dividends or distributions on the Series AA Preferred Stock as expressly authorized herein or any agreement between the Corporation and holders of Series AA Preferred Stock, (ii) purchase of shares of

Common Stock pursuant to the Bylaws of the Corporation or rights of first refusal contained in agreements providing for such right, (iii) purchase of shares of Preferred Stock pursuant to an investors' rights agreement dated the date hereof between the Corporation and certain holders of the Preferred Stock (as may be amended from time to time), and (iv) repurchases of securities of the Corporation from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.9 Incur indebtedness for borrowed money in excess of $500,000; and

3.3.10 Adopt, amend, alter, or make any material change in or deviations from, the Corporation's business plan.

4. Optional Conversion.

The holders of the Series AA Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to the Original Issue Price (i.e., a 1-to-1 initial conversion ratio). Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean for the Series AA Preferred Stock, the date on which the first share of Series AA Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series AA Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the affirmative vote or consent of the Series AA Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; and

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the affirmative vote or consent of the Series AA Director;

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least two-thirds (2/3rds) of the then outstanding shares of Series AA Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one (1) cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation, including the affirmative vote or consent of the Series AA Director; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such

Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of at least two-thirds (2/3rds) of each series of Preferred Stock, voting as a single class and on an as-converted basis.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Corporation's Common Stock, at a public offering price of at least three times the Series AA Original Issue Price per share and gross proceeds to the Company in excess of $20 million (the "**Qualified Public Offering**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 66.70% of the then outstanding shares of Series AA Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series AA Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series AA Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series AA Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series AA Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series AA Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series AA Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series AA Preferred Stock converted. Such converted Series AA Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series AA Preferred Stock accordingly.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of a Covered Person in his or her capacity as a partner, member or employee of a Fund, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. A "**Covered Person**" is any member of the Board of Directors of the Corporation (who is not an employee of the Corporation or any of its subsidiaries) who is a partner, member or employee of a Fund. A "**Fund**" is an entity that is a holder of Preferred Stock and that is primarily in the business of investing in other entities, or an entity that manages such an entity.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation, such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 24 day of March, 2016.

By: ______________________
Vance Xiang, President